United States securities and exchange commission logo





                             August 17, 2023

       James Xigui Zheng
       Chief Financial Officer
       LexinFintech Holdings Ltd.
       27/F CES Tower
       No.3099 Keyuan South Road
       Nanshan District, Shenzhen 518057
       The People   s Republic of China

                                                        Re: LexinFintech
Holdings Ltd.
                                                            Annual Report for
the Fiscal Year Ended December 31, 2022
                                                            File No. 001-38328

       Dear James Xigui Zheng:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 182

   1. We note your statement that you reviewed your register of members and public filings in connection with your
required submission under paragraph (a). Please supplementally describe any additional
materials that were reviewed and tell us whether you relied upon any legal opinions or
third party certifications such as affidavits as the basis for your submission. In your
response, please provide a similarly detailed discussion of the materials reviewed and
legal opinions or third party certifications relied upon in
                                                        connection with the
required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 James Xigui Zheng
LexinFintech Holdings Ltd.
August 17, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your disclosure at Exhibit 8.1 that you have other consolidated foreign operating entities. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in the foreign jurisdiction in which each of your consolidated operating entities is incorporated or organized. Refer to Item 16I(b)(2).
          With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 with any questions.



                                                            Sincerely,
FirstName LastNameJames Xigui Zheng
                                                            Division of
Corporation Finance
Comapany NameLexinFintech Holdings Ltd.
                                                            Office of Finance
August 17, 2023 Page 2
cc:       Haiping Li
FirstName LastName